Anders Igel and Erdal Durukan Elected to Turkcell Board;
TeliaSonera Objects to Independent Members Election

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 22, 2006--Today, during the General Assembly of Turkcell Iletisim, the Board of directors was elected. The Directors comprise among others Anders Igel, President and CEO of TeliaSonera (STO:TLSN) (HEX:TLS1V) and Erdal Durukan, President of TeliaSonera in Eurasia and Turkey, as the TeliaSonera representatives.

During the General Assembly TeliaSonera voted for the election of the TeliaSonera and Cukurova nominees but objected to the election of the other three board members basically due to lack of proven independence.

"We persevere that there should be an agreement in the Turkcell Holding Board on the nomination of the entire Board of Turkcell and that two out of the three remaining members should be truly independent according to the US Securities and Exchange Commission's guidelines. This is the only way to secure good corporate governance," concludes Anders Igel.

TeliaSonera will continue to take all the necessary steps to ensure the application of good corporate governance principles in Turkcell and to protect TeliaSonera's legal rights.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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